Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Pursuant to the provisions of Law 6.404 of December 15, 1976 (“Corporate Law”) and the applicable regulations of the Brazilian Securities and Exchange Commission (“CVM”), ITAÚ UNIBANCO HOLDING S.A. (“Itaú Unibanco”) wishes to inform its stockholders and the market at large that Banco Itaú BMG Consignado S.A. (“JV”), which is an entity indirectly controlled by Itaú Unibanco, signed on June 25, 2013, a Share Purchase Agreement with controlling shareholders of Banco BMG S.A. (“Sellers”) whereby Sellers agreed to sell, and the JV agreed to acquire, 99,996% of the shares issued by BMG Seguradora S.A. (“BMG Seguradora”).

Following the fulfillment of certain conditions precedent, including the approval of this transaction by the appropriate regulatory authorities, the JV will acquire such shares through one of its controlled entities and pay approximately R$ 85 million to Sellers. BMG Seguradora generated R$ 62.6 million in retained premiums during 2012 and, from January to May 2013, a retained premiums’ volume of R$ 42.4 million, 77% higher than the volume generated during the same period of 2012.

BMG Seguradora will execute exclusivity agreements with Banco BMG S.A. and the JV for the purpose of distributing insurance products to be offered jointly with the products distributed by such financial institutions.

Such acquisition is not expected to have any significant accounting impact on the results of Itaú Unibanco, which will consolidate the transaction in its financial statements.

With this operation, Itaú Unibanco reiterates its commitment to the creation of long-term value for its stockholders.

São Paulo (SP), June 27, 2013.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer